SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02047115

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002

P.E. 7-1-02

MANULIFE FINANCIAL CORPORATION
200 Bloor Street East,
North Tower 11
Toronto, Ontario, Canada M4W 1E5
(416) 926-3500

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __ Form 40-F x

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No x

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

Date: July 30, 2002

By: [signature]
Name: Richard Lococo
Title: Vice President and Deputy General Counsel

Manulife Financial

news release

FOR IMMEDIATE RELEASE
July 30, 2002 **TSX/NYSE/PSE: MFC; SEHK: 0945**

Manulife Financial reports record earnings of $344 million

TORONTO – Manulife Financial reported shareholders' net income of $344 million for the second quarter, $39 million or 13 per cent higher than in the prior year. Increased revenues, favourable claims experience and excellent control of operating costs were the major reasons for the growth in earnings. On a per share basis, earnings for the quarter were $0.71, while return on shareholders' equity was 16.1 per cent.

Total premiums and deposits for the second quarter were $7.5 billion, $1.1 billion or 17 per cent higher than 2001. Premiums increased across most insurance businesses. Sales of wealth management products remained strong, especially in Canada and the United States, where sales increased 23 per cent from the prior year. Total company operating expenses for the quarter were three per cent below the prior year notwithstanding a substantial growth in new business volumes, which included the recent acquisition of the operations of Zurich Life Insurance Company of Canada.

"Our second quarter results are very good, given the challenging market conditions we've been experiencing," said Dominic D'Alessandro, President and Chief Executive Officer of Manulife Financial. "We are proud of our steady track record of solid earnings growth – even in this environment – and we largely attribute that to our geographic and line of business diversification as well as disciplined expense management."

Credit provisions

During the quarter, the Company recorded $220 million of specific provisions for impairment in its Worldcom, MCI and Teleglobe holdings. The release of accounting provisions, and actuarial reserves previously established for credit losses, largely mitigated the earnings impact. In addition, $380 million of actuarial credit default reserves were earmarked to cover potential future losses in the telecom sector.

. . . /more

"Manulife has built up its credit reserves over many years of good credit experience so that they would be available for events such as the severe decline in the telecom sector," continued Mr. D'Alessandro. "Even after taking these measures, we remain very strongly reserved against further adversity, with asset coverage ratios far exceeding those of the banks and industry averages."

HIGHLIGHTS:

- Second quarter shareholders' net income was $344 million, an increase of 13 per cent over 2001. Year-to-date shareholders' net income was $679 million, up 18 per cent from 2001.

- Earnings per share rose to $0.71, up 12 per cent from $0.63 in the second quarter of 2001. Year-to-date earnings per share were $1.41 compared to $1.19 in 2001.

- Return on shareholders' equity for the quarter was 16.1 per cent, relatively unchanged from 16.2 per cent in 2001. Year-to-date return on shareholders' equity was 16.2 per cent, up from 15.6 per cent in 2001.

- Premiums and deposits for the quarter totaled $7.5 billion, a 17 per cent increase over 2001. Segregated fund deposits grew by $752 million or 22 per cent to $4.2 billion compared to second quarter 2001. Year-to-date premiums and deposits were $15.4 billion for 2002, up 21 per cent from 2001.

- Funds under management were relatively unchanged at $139.8 billion as at June 30, 2002, from June 30, 2001, despite a decrease of $5.2 billion in other managed funds due to the exclusion of assets managed by Seamark Asset Management Ltd.

"Each of our core businesses continue to perform well, with good income growth in most insurance categories and strong sales growth in our North American wealth management businesses," said Peter Rubenovitch, Executive Vice President and Chief Financial Officer, Manulife Financial. "This quarter, our fee income remained solid, premiums and deposits increased and expense management efforts continued to pay off."

Dividend declared

The Board of Directors approved a quarterly shareholders' dividend of $0.14 per share on the common shares of the Company payable on or after September 19, 2002 to shareholders of record at the close of business on August 15, 2002.

.../more

DIVISIONAL OVERVIEW

U.S. Division

($ in millions)	Quarter to date		Year to date	
	Q2 2002	Q2 2001	Q2 2002	Q2 2001
Net Income	111	104	229	179
Premiums & Deposits	4,500	3,832	9,288	7,899
Funds under Management			70,111	70,118

U.S. Division's 2002 second quarter net income increased by seven per cent to $111 million compared to $104 million in the second quarter of 2001. Year-to-date net income was $229 million in 2002, an increase of 28 per cent from 2001. The increase in this quarter's net income reflected ongoing tight expense management and favourable mortality experience, partially offset by the impact of poor equity markets. Also contributing to the earnings growth were strong sales of 401(k) pension, variable annuity and Universal Life insurance products over the last 12 months. These strong sales drove a 17 per cent increase in premiums and deposits for the quarter to $4.5 billion compared to the second quarter of 2001. Funds under management as at June 30, 2002 of $70.1 billion were unchanged from a year ago, as consistently strong net policyholder cash flows over the past 12 months were offset by equity market declines.

Canadian Division

($ in millions)	Quarter to date		Year to date	
	Q2 2002	Q2 2001	Q2 2002	Q2 2001
Shareholders' Net Income	97	81	190	155
Premiums & Deposits	1,515	1,293	3,047	2,664
Funds under Management			34,311	32,660

Canadian Division shareholders' net income increased by 20 per cent to $97 million from $81 million in the second quarter of 2001. Year-to-date shareholders' earnings of $190 million were up 23 per cent over the first six months of 2001. The quarter's increased earnings reflected favourable long term disability experience in Group Benefits, expense efficiencies in both protection and wealth management business lines, and contributions from the acquisition of Zurich Canada. Premiums and deposits were up 17 per cent to $1.5 billion in the second quarter. All lines of business contributed to the increase, which was primarily driven by the acquisition of Zurich Canada's individual insurance business last quarter, strong long-term mutual fund sales and ongoing growth in Group Benefits.

.../more

Funds under management increased by five per cent to $34.3 billion as at June 30, 2002 from $32.7 billion as at the same time last year. This increase reflected the Zurich Canada acquisition, organic growth of insurance and fixed-income savings businesses, and positive net segregated and mutual fund policyholder cash flows, partially offset by the impact of lower equity markets.

Asian Division

	Quarter to date		Year to date	
($ in millions)	Q2 2002	Q2 2001	Q2 2002	Q2 2001
Shareholders' Net Income	60	47	113	89
Premiums & Deposits	795	682	1,548	1,274
Funds under Management			9,067	7,292

Asian Division shareholders' net income increased by 29 per cent to $60 million in the second quarter of 2002 from $46 million in 2001. Year-to-date shareholders' net income was $113 million, an increase of 27 per cent over 2001. The increase for the quarter reflected business growth across the Division, particularly in Hong Kong Individual Insurance. Premiums and deposits increased by 17 per cent to $795 million in the second quarter, reflecting growth in insurance and wealth management businesses, particularly from strong mutual fund deposits in Indonesia. Funds under management increased by 24 per cent to $9.1 billion as at June 30, 2002 from $7.3 billion in 2001 due to business growth across the Division, Mandatory Provident Fund deposits in Hong Kong and mutual fund deposits in Indonesia. The Company is pleased that considerable progress was made in the quarter in resolving the legal difficulties in Indonesia.

Japan Division

	Quarter to date		Year to date	
($ in millions)	Q2 2002	Q2 2001	Q2 2002	Q2 2001
Net Income	28	36	58	48
Premiums & Deposits	394	413	777	539
Funds under Management			13,643	15,046

Japan Division's net income decreased by $8 million to $28 million in the second quarter of 2002 from $36 million in the second quarter of 2001. Year-to-date earnings were $58 million compared to $48 million in 2001. The decrease for the quarter was due to the impact of the run-off of inforce policies acquired from Daihyaku. Premiums and deposits decreased by $19 million to $394 million compared to the same quarter of 2001. Funds under management decreased by $1.4 billion to $13.6 billion as at June 30, 2002, from $15.0 billion as at June 30, 2001, as increases from policyholder cash flows were more than offset by benefit payments, which included the impact of discontinued policy obligations assumed from Daihyaku at the date of acquisition.

.../more

Reinsurance Division

($ in millions)	Quarter to date		Year to date	
	Q2 2002	Q2 2001	Q2 2002	Q2 2001
Net Income	40	35	90	75
Premiums	259	159	460	359
Funds under Management			3,985	3,441

Reinsurance Division reported net income of $40 million in the second quarter of 2002, an increase of 16 per cent over the $35 million reported in the second quarter of 2001. Year-to-date net income increased to $90 million from $75 million in 2001. Credit losses and poor claims experience in the quarter were slightly more than offset by the impact of a refinement to the actuarial reserve valuation related to ceded business. Premiums increased by $100 million or 63 per cent to $259 million in the quarter, primarily due to business growth and the timing of client-reported premiums in the Property and Casualty Reinsurance line. General fund assets increased by 16 per cent to $4.0 billion as at June 30, 2002 from $3.4 billion as at June 30, 2001, reflecting business growth.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group operating in 15 countries and territories worldwide. Through its extensive network of employees, agents and distribution partners, Manulife Financial offers clients a diverse range of financial protection products and wealth management services. Funds under management by Manulife Financial were Cdn$139.8 billion as at June 30, 2002.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '0945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

– 30 –

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.

Editors' Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET July 30, 2002. For local and international locations, please call (416) 641-6652 and toll free in North America please call (800) 381-9619. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available after 4:00 p.m. ET today until midnight ET, August 9, 2002 by calling (416) 626-4100.

The conference call will also be Webcast through Manulife Financial's Web site at 2:00 p.m. ET. You may access the Webcast at: **www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html**
An archived version of the Webcast will be available later on the Web site at the same URL as above.

The Second Quarter 2002 Financial Statements and Statistical Information Package are also available on the Manulife Web site at: **www.manulife.com/corporate/corporate2.nsf/public/quarterlyreports.html**
Each of these documents may be downloaded before the Webcast begins.

Forward-Looking Statements
This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company's expectations include among other things, general economic and market factors, including interest rates, business competition and changes in government regulations or in tax laws.

Media inquiries:
Donna Morrison
(416) 926-5226
donna_morrison@manulife.com

Investor Relations:
Edwina Stoate
1-800-795-9767 or (416) 926-3490
investor_relations@manulife.com

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	For the three months ended June 30			As at and for the six months ended June 30		
	2002	2001	% Change	**2002**	2001	% Change
Premiums and deposits:						
Life and health insurance premiums	$ **2,076**	$ 1,866	11	$ **4,035**	$ 3,378	19
Annuity and pension premiums	**592**	692	(14)	**1,153**	1,296	(11)
Segregated fund deposits	**4,223**	3,471	22	**9,109** *	7,363	24
Mutual fund deposits	**349**	149	134	**707**	302	134
ASO premium equivalents	**223**	201	11	**435**	396	10
Total premiums and deposits	$ **7,463**	$ 6,379	17	$ **15,439** *	$ 12,735	21
Funds under management:						
General fund				$ **78,284**	$ 75,753	3
Segregated funds				**56,906**	55,689	2
Mutual funds				**1,889**	1,509	25
Other managed funds				**2,753**	7,935 **	(65)
Total funds under management				$ **139,832**	$ 140,886 **	(1)
Net income	$ **343**	$ 308	11	$ **677**	$ 582	16
Less: net income (loss) attributed to participating policyholders	**(1)**	3	N/A	**(2)**	7	N/A
Net income attributed to shareholders	$ **344**	$ 305	13	$ **679**	$ 575	18
Capitalization:						
Subordinated debt				$ **1,400**	$ 1,383	1
Non-controlling interest in Manulife Financial Capital Trust				**1,000**	-	N/A
Trust preferred securities issued by subsidiaries				**763**	766	(0)
Equity						
Participating policyholders' equity				**98**	61	61
Shareholders' equity						
Common shares				**620**	612	1
Shareholders' retained earnings				**7,998**	7,012	14
Total capital				$ **11,879**	$ 9,834	21
Selected key performance measures:						
Basic earnings per share	$ **0.71**	$ 0.63		$ **1.41**	$ 1.19	
Diluted earnings per share	$ **0.71**	$ 0.63		$ **1.40**	$ 1.18	
Return on shareholders' equity (annualized)	**16.1%**	16.2%		**16.2%**	15.6%	
Book value per share				$ **17.86**	$ 15.81	
Shares outstanding (in millions)						
End of period				**483**	482	
Weighted average - basic	**483**	482		**483**	482	
Weighted average - diluted	**487**	486		**486**	486	

* Segregated fund deposits for the six months ended June 30, 2002 included $319 of segregated fund seed capital in Japan. Excluding the seed capital, segregated fund deposits were $8,790, an increase of 19% from 2001 and total premiums and deposits were $15,120, an increase of 19% from 2001.

** Other managed funds included Seamark Asset Management Ltd. ("Seamark") third party managed funds of $5,187 as at June 30, 2001. Disposition of a portion of the Company's controlling interest in Seamark occurred in July 2001, at which time the Company ceased consolidation of the assets and liabilities and results of operations of Seamark and commenced accounting for this investment on an equity basis.

Summary Consolidated Financial Statements

Consolidated Statements of Operations

(Canadian $ in millions except per share data, unaudited)	For the three months ended June 30		For the six months ended June 30	
	2002	2001	**2002**	2001
Revenue				
Premium income	**$ 2,668**	$ 2,558	**$ 5,188**	$ 4,674
Investment income	**924**	1,166	**2,041**	2,167
Other revenue	**371**	357	**748**	703
Total revenue	**$ 3,963**	$ 4,081	**$ 7,977**	$ 7,544
Policy benefits and expenses				
To policyholders and beneficiaries				
Death and disability benefits	**$ 879**	$ 778	**$ 1,620**	$ 1,421
Maturity and surrender benefits	**1,014**	1,121	**2,200**	1,828
Annuity payments	**326**	327	**646**	634
Policyholder dividends and experience rating refunds	**237**	215	**446**	408
Net transfers to segregated funds	**171**	323	**606**	594
Increase in actuarial liabilities	**(126)**	(69)	**(455)**	(8)
General expenses	**592**	614	**1,205**	1,198
Commissions	**310**	281	**614**	552
Interest expense	**59**	57	**113**	123
Premium taxes	**28**	28	**56**	52
Non-controlling interest in subsidiaries	**19**	2	**38**	(3)
Trust preferred securities issued by subsidiaries	**16**	16	**33**	32
Total policy benefits and expenses	**$ 3,525**	$ 3,693	**$ 7,122**	$ 6,831
Income before income taxes	**$ 438**	$ 388	**$ 855**	$ 713
Income taxes	**(95)**	(80)	**(178)**	(131)
Net income	**$ 343**	$ 308	**$ 677**	$ 582
Net income (loss) attributed to participating policyholders	**$ (1)**	$ 3	**$ (2)**	$ 7
Net income attributed to shareholders	**$ 344**	$ 305	**$ 679**	$ 575
Net income	**$ 343**	$ 308	**$ 677**	$ 582
Basic earnings per share	**$ 0.71**	$ 0.63	**$ 1.41**	$ 1.19
Diluted earnings per share	**$ 0.71**	$ 0.63	**$ 1.40**	$ 1.18

Consolidated Balance Sheets

(Canadian $ in millions, unaudited)

	As at June 30	
Assets	**2002**	2001
Invested assets		
Bonds	**$ 46,183**	$ 43,947
Mortgages	**8,379**	7,420
Stocks	**6,835**	6,078
Real estate	**3,298**	3,424
Policy loans	**4,668**	4,344
Cash and short-term investments	**4,248**	5,981
Other investments	**1,031**	891
Total invested assets	**$ 74,642**	$ 72,085
Other assets		
Accrued investment income	**966**	879
Outstanding premiums	**546**	375
Future income taxes	**287**	555
Miscellaneous	**1,843**	1,859
Total other assets	**$ 3,642**	$ 3,668
Total assets	**$ 78,284**	$ 75,753
Segregated fund net assets	**$ 56,906**	$ 55,689
Liabilities and equity		
Actuarial liabilities	**$ 53,959**	$ 53,468
Benefits payable and provision for unreported claims	**2,367**	2,551
Policyholder amounts on deposit	**2,729**	2,860
Deferred realized net gains	**3,288**	3,476
Banking deposits	**1,315**	630
Other liabilities	**2,677**	2,874
	$ 66,335	$ 65,859
Subordinated debt	**1,400**	1,383
Non-controlling interest in subsidiaries	**1,070**	60
Trust preferred securities issued by subsidiaries	**763**	766
Equity		
Participating policyholders' equity	**98**	61
Shareholders' equity		
Common shares	**620**	612
Shareholders' retained earnings	**7,998**	7,012
Total equity	**$ 8,716**	$ 7,685
Total liabilities and equity	**$ 78,284**	$ 75,753
Segregated fund net liabilities	**$ 56,906**	$ 55,689

Notes to Summary Consolidated Financial Statements

(Canadian $ in millions, unaudited)

Note 1: Divisional Information

	For the six months ended June 30, 2002						
Premiums and deposits	U.S. Division	Canadian Division	Asian Division	Japan Division	Reinsurance Division	Other	Total
General fund premiums	**$ 1,736**	**$ 1,560**	**$ 709**	**$ 723**	**$ 460**	**$ -**	**$ 5,188**
Segregated fund deposits *	**7,552**	**685**	**499**	**373**	**-**	**-**	**9,109**
Mutual fund deposits	**-**	**367**	**340**	**-**	**-**	**-**	**707**
ASO premium equivalents	**-**	**435**	**-**	**-**	**-**	**-**	**435**
Total *	**$ 9,288**	**$ 3,047**	**$ 1,548**	**$ 1,096**	**$ 460**	**$ -**	**$ 15,439**
Net income (loss)	**$ 229**	**187**	**114**	**58**	**90**	**(1)**	**$ 677**
Funds under management				**As at June 30, 2002**			
General fund	**$ 24,694**	**$ 24,116**	**$ 5,567**	**$ 13,186**	**$ 3,985**	**$ 6,736**	**$ 78,284**
Segregated funds	**45,417**	**8,907**	**2,125**	**457**	**-**	**-**	**56,906**
Mutual funds	**-**	**1,288**	**601**	**-**	**-**	**-**	**1,889**
Other managed funds	**-**	**-**	**774**	**-**	**-**	**1,979**	**2,753**
Total	**$ 70,111**	**$ 34,311**	**$ 9,067**	**$ 13,643**	**$ 3,985**	**$ 8,715**	**$ 139,832**

	For the six months ended June 30, 2001						
Premiums and deposits	U.S. Division	Canadian Division	Asian Division	Japan Division	Reinsurance Division	Other	Total
General fund premiums	$ 1,766	$ 1,375	$ 635	$ 539	$ 359	$ -	$ 4,674
Segregated fund deposits	6,133	648	582	-	-	-	7,363
Mutual fund deposits	-	245	57	-	-	-	302
ASO premium equivalents	-	396	-	-	-	-	396
Total	$ 7,899	$ 2,664	$ 1,274	$ 539	$ 359	$ -	$ 12,735
Net income	$ 179	$ 153	$ 98	$ 48	$ 75	$ 29	$ 582
Funds under management				As at June 30, 2001			
General fund	$ 25,255	$ 22,264	$ 4,796	$ 14,915	$ 3,441	$ 5,082	$ 75,753
Segregated funds	44,863	9,111	1,584	131	-	-	55,689
Mutual funds	-	1,285	224	-	-	-	1,509
Other managed funds **	-	-	688	-	-	7,247	7,935
Total **	$ 70,118	$ 32,660	$ 7,292	$ 15,046	$ 3,441	$ 12,329	$ 140,886

Note 2: Comparatives

Certain comparative amounts have been reclassified to conform with the current period's presentation.

* Segregated fund deposits for Japan Division for the six months ended June 30, 2002 included $319 of segregated fund seed capital.

** Other managed funds of Other included Seamark Asset Management Ltd. ("Seamark") third party managed funds of $5,187 as at June 30, 2001. Disposition of a portion of the Company's controlling interest in Seamark occurred in July 2001, at which time the Company ceased consolidation of the assets and liabilities and results of operations of Seamark and commenced accounting for this investment on an equity basis.